EXHIBIT 1
Transactions in the Common Stock of the Issuer by the Reporting Person during the past 60 days or since the last amendment to this Schedule 13D:
Date	Buy/Sell	Security	Approximate Price Per Share[1]	Amount of Shares Bought/(Sold)
08/11/2025	Buy	Common Stock	$6.35	2,000,000
08/12/2025	Buy	Common Stock	$6.88	1,156,640
08/13/2025	Buy	Common Stock	$7.06	86,409
08/14/2025	Buy	Common Stock	$9.00	34,721,118

1 Including brokerage fees.